September 22, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Julie Bell

Re:	Ryder Funding II LP Ryder Truck Rental LT Revised S-3 Submission File No. 333-151759
Dear Ms. Bell:
On June 18, 2008, our client, Ryder Funding II LP (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) an S-3, consisting of a form of prospectus supplement and a base prospectus. We are in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated July 15, 2008. We and the Company thank the Staff for the Comments. On behalf of the Company, submitted below are the Company’s responses to the Comments.
For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response. In order to assist your monitoring, we have either responded to the Comment and/or have indicated the page on which the form of prospectus supplement and/or base prospectus, as applicable, was amended in response to the Comment. All page references in this letter are to the marked version of the documents we are providing you, which are marked to show changes from the initial submission.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate or the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Ryder Funding II LP
September 22, 2008

Response: We confirm that all required reports are current and were timely filed during the last twelve months. For the period of the last twelve months, there are no affiliates of Ryder Funding II LP or Ryder Truck Rental LT that have offered a class of asset-backed securities involving the same asset class as this offering.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Please also confirm that all finalized agreements will be filed no later than four business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. We also confirm that we will file the finalized agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that an unqualified legality and tax opinion will be filed in connection with each shelf takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	We note that a previously filed administration agreement is incorporated by reference as Exhibit 10.3. When available, please provide us with a copy of an updated administration agreement marked to show changes from the prior administration agreement, including any changes made to comply with Regulation AB.

Response: The administration agreement previously filed and incorporated by reference has not been updated and we do not believe that it needs to be updated to comply with Regulation AB, as such updates are being made in the related

Ryder Funding II LP
September 22, 2008

supplement. We have filed with the amendment to the Registration Statement a form of supplement to the administration agreement (see Exhibit 10.4), which includes changes made to comply with Regulation AB.

6.	Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings.

Response: We confirm that page numbers will be included in all future filings.
Prospectus Supplement
Reading this Prospectus Supplement and the Accompanying Prospectus
7.	We note your disclosure that if the information is different between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly. Also make corresponding changes to your base prospectus.

Response: This has been noted. The prospectus supplement has been revised in accordance with this comment. Please see page S-3. The base prospectus has also been revised in accordance with this comment. Please see page 3.
Summary
Pre funding Period and Revolving Period
8.	We note your disclosure that the additional leases and leased vehicles that may be added to the asset pool during the prefunding or revolving period must satisfy certain requirements as described in this prospectus supplement. We were unable to find such a discussion in the prospectus supplement. Please advise. Alternatively, please provide a discussion of the acquisition or underwriting criteria for the assets that may be added to the pool during the prefunding or revolving period and include a description of any differences from the criteria used to select the initial asset pool. Refer to Item 1111(g)(7) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment. Please see page S-33.

Ryder Funding II LP
September 22, 2008

The Leases
General
9.	We could not locate disclosure indicating whether the pool assets are open-end or closed-end leases. If the pool includes both, please provide corresponding percentages. Please revise. Refer to Item 1111(d)(2)(iv) of Regulation AB.

Response: The pool assets are closed-end leases. The prospectus supplement has been revised in accordance with this comment. Please see pages S-7 and S-25.

10.	We note that leases may be 31-60 days past due. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Instruction B.5 of Form S-3.

Response: We confirm that delinquent assets will be limited to less than 20% of the asset pool. The prospectus supplement has been revised in accordance with this comment. Please see page S-27.
Characteristics of the Leases
11.	Please confirm that you will include the information required by Item 1110 of Regulation AB for any originators that originate or are expected to originate more than 10% or 20% of the pool assets. Please also confirm that you will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Response: We confirm that we will include the information required by Item 1110 of Regulation AB for any originators that originate or are expected to originate more than 10% or 20% of the pool assets. We also confirm that we will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets.
The Sponsor and Servicer
12.	We note that Ryder Truck Rental, Inc. is both the sponsor of and the servicer for the leases. Please provide the size, composition, and growth of Ryder Truck Rental, Inc.’s portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience unless provided elsewhere in the prospectus. Refer to Items 1104(c) and 1108(b) of Regulation AB, respectively.

Response: The prospectus supplement has been revised in accordance with this comment. Please see page S-39.

Ryder Funding II LP
September 22, 2008

13.	We note that there have been no defaults with respect to your public securitizations. Please also include a statement as to whether Ryder Truck Rental, Inc. experienced a default in its private securitization.

Response: Ryder Truck Rental, Inc. has not experienced a default in its private securitization. The prospectus supplement has been revised in accordance with this comment. Please see page S-38.
Appendix A
Static Pool Information
14.	Please provide your delinquency experience information in 30 day buckets. In this regard, we note your initial delinquency experience bucket in this section for each of the three transactions is 45-59 days delinquent. Please revise accordingly. Refer to Item 1100(b) of Regulation AB.

Response: Ryder Truck Rental, Inc. has only tracked delinquency experience for each of the three previous transactions beginning at 45 days delinquent as internal analysis indicated that this was the point at which delinquencies became material. While there is limited internal information regarding 30-day delinquencies, Ryder Truck Rental, Inc. does not believe that it can accurately extract data regarding 30 day delinquencies at this time. Pursuant to Item 1105(f) of Regulation AB, because information regarding delinquencies of 30 days is unknown and not available to the Company without unreasonable effort or expense, the Company is omitting such 30-day delinquency information from the Static Pool Information and instead providing delinquency experience beginning at 45 days delinquent. On an on-going basis, Ryder Truck Rental, Inc. will track delinquencies beginning at 30 days.
Base Prospectus
The Leases
Residuals
15.	Please expand your disclosure to provide more information regarding the parties that will perform the disposal process, including the experience of such party, any affiliations and any compensation arrangements. Refer to Item 1111(d)(2)(iii) of Regulation AB.

Response: The base prospectus has been revised in accordance with this comment. Please see page 35.

Ryder Funding II LP
September 22, 2008

The Administration Agreement
Custody of Lease Documents and Certificates of Title
16.	We note that Ryder Truck Rental, Inc. will be the custodian of the leases and all related documents. Please describe the material arrangements regarding the safekeeping and preservation of these files by the servicer. Refer to Item 1108(c)(7) of Regulation AB.

Response: The base prospectus has been revised in accordance with this comment. Please see page 75.
     Thank you for your attention to our revised submission. Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,
/s/ Matthew P. Joseph

Matthew P. Joseph

cc:	Ms. Flora Perez Ryder Funding II LP